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                            October 21, 2022

       Orestes Fintiklis
       Vice-Chairman
       Mondee Holdings, Inc.
       10800 Pecan Park Blvd.
       Suite 315
       Austin, Texas 78750

                                                        Re: Mondee Holdings,
Inc.
                                                            Schedule TO-I filed
September 16, 2022, as amended on October 7 and 21, 2022
                                                            File No. 005-92154

       Dear Orestes Fintiklis:

            We have reviewed Amendment No. 2 to the Schedule TO and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Amendment No. 2 to Schedule TO filed October 21, 2022

       General

   1. We note the disclosure contained in this amendment and the related press release indicating that:

                                                              "approximately
89.1% of the outstanding Public Warrants were validly tendered and not withdrawn prior
to the expiration of the Offer, and (ii) none of the outstanding
                                                            Private Placement
Warrants had been validly tendered and not validly withdrawn prior to the
expiration of the Offer;"
                                                              "pursuant to the
Consent Solicitation, the Company received the approval of (i)
                                                            approximately 89.1%
of the outstanding Public Warrants to the Warrant Amendment, which exceeds the
majority of the Public Warrants required to effect the Warrant
                                                            Amendment with
respect to the Public Warrants and (ii) none of the outstanding
                                                            Private Placement
Warrants, which is less than the majority of the outstanding Private
                                                            Placement Warrants
required to effect the Warrant Amendment with respect to the
 Orestes Fintiklis
Mondee Holdings, Inc.
October 21, 2022
Page 2
          Private Placement Warrants;" and
            "On October 18, 2022, the Company and Continental Stock Transfer & Trust
          Company entered into the Warrant Amendment with respect to the Public Warrants and announced that it will exercise its right to redeem all remaining outstanding
          Public Warrants for cash in accordance with the terms of the Warrant Amendment, and has fixed October 27, 2022 as the redemption date."

      Please provide us with a detailed analysis as to why this tender offer was not a going-
      private transaction subject to Exchange Act Rule 13e-3. Please address both Exchange
      Act Rule 13e-3(a)(3)(ii)(A) and (B). In responding to this comment, please refer to the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule
13E-3
      Compliance and Disclosure Interpretation 104.01 and address the disclosure included in the prospectus filed pursuant to Securities At Rule 424(b)(3) filed on October 12, 2022
      (File No. 333-266277) under the risk factor heading "If we fail to comply with the listing requirements of Nasdaq, we would face possible delisting..." located on page 45 indicating that "a Nasdaq Hearings Panel granted [the Company's] request for an extension to
      October 21, 2022 to evidence compliance with all initial listing rules as required under
      Nasdaq Listing Rule 5405(a), during which extension period the New Mondee Common
      Stock and warrants will continue to be listed on Nasdaq" (emphasis added). Based on the above disclosure, please address why the tender offer, considered independently or as the first step followed by the redemption of all remaining outstanding Public Warrants for cash in accordance with the terms of the Warrant Amendment dated October 18, 2022, was not reasonably likely to produce or was not undertaken with the purpose of producing the going private effect specified in Exchange Act Rule
13e-3(a)(3)(ii)(B).
      Please direct any questions to Perry Hindin at 202-551-3444.



                                                          Sincerely,
FirstName LastNameOrestes Fintiklis
                                                          Division of
Corporation Finance
Comapany NameMondee Holdings, Inc.
                                                          Office of Mergers &
Acquisitions
October 21, 2022 Page 2
cc:       Michael Lee
FirstName LastName